Endeavour Silver Completes Acquisition of Parral Properties from Silver Standard

VANCOUVER, BC -- (Marketwired - November 01, 2016) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) announces closing of the acquisition of a 100% interest in the Parral properties from Silver Standard Resources Inc. The Parral properties are located in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico. The properties cover 3,432 hectares, are accessible by paved highway, and contain large veins traceable for eight km. Details of the acquisition were announced by news release dated September 14, 2016.

Under the terms of the agreement, Endeavour has issued 1,198,083 common shares to Silver Standard, and has agreed to spend US$2 million on exploration over the two-year period following the closing date.

On completing this exploration expenditure, Endeavour will have one year to deliver a National Instrument 43-101 ("NI 43-101") technical report, including a resource estimate, and issue an additional US$200,000 in common shares to Silver Standard for each one million ounces of silver delineated in measured and indicated resources on the San Patricio and La Palmilla properties, based on the 10-day average closing price of Endeavour's common shares on the NYSE prior to the earlier of delivery of the NI 43-101 report and the third anniversary of the initial closing date under the Agreement.

About Endeavour - Endeavour Silver Corp. is a mid-tier precious metals mining company with three high-grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 11.4 million ounces of silver equivalents in 2015. Development of Endeavour's high-grade discovery on the Terronera property in Jalisco state, the permitted El Compas mine and plant in Zacatecas state, and the prospective Parral properties in Chihuahua state, should facilitate the Company's goal to become a premier senior producer in the silver mining sector.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com